January 23, 2014
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Gabriel Eckstein, Staff Attorney Barbara C. Jacobs – Assistant Director Mark P. Shuman, Branch Chief – Legal Stephen Krikorian, Accountant Branch Chief Melissa Walsh, Staff Accountant

Re:	Castlight Health, Inc. Draft Registration Statement on Form S-1 Filed December 18, 2013 CIK No. 0001433714

Ladies and Gentlemen:

On behalf of Castlight Health, Inc. (“Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated January 14, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 0001433714) that was confidentially submitted to the Commission on December 18, 2013 and referenced above (the “Registration Statement”). This letter is being submitted together with the Company’s confidential draft No. 2 of the registration statement on Form S-1 (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of Draft No. 2 that are marked to show changes from the draft Registration Statement as originally submitted.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the confidential draft Registration Statement to update certain other disclosures.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that it has not provided, and it has not authorized any person to provide, in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), any written materials to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, the Company respectfully advises the Staff that the underwriters have informed it that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To the extent any such written materials are provided or research reports are published or distributed in the future, the Company will provide the Staff with any such materials or reports.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment. The Company intends to supplementally provide the Staff with an estimated price range approximately two weeks prior to the commencement of the road show for the proposed offering and include the price range in a subsequent amendment to the Registration Statement publicly filed via EDGAR.

3.	As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. For guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

The Company respectfully informs the Staff that it has provided the Staff with copies of all remaining graphical materials and artwork, which are included on page 81, and the Company does not plan on having any inside cover artwork in the prospectus.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Cover Page

4.	In the first paragraph, please state the percentage voting power the Class A stock will hold at the closing of the offering and compare that to the percentage voting power that the class would hold should an event triggering the increased voting power occur shortly thereafter.

In response to the Staff’s comment the Company has revised its disclosure on the cover page and page 37.

Prospectus Summary

Overview, page 1

5.	Please provide support for your claim in the first sentence that you “pioneered a new category of cloud-based software.” Also provide support for your statement in:

•	the second full paragraph on page 3 that HMOs have not successfully managed costs; and

•	the third full paragraph on page 3 that your “total available market is greater than $5 billion.” In addition, explain in your prospectus how this estimate was calculated and any assumptions used.

With respect to the statement on page 1 regarding the Company’s claim that it has “pioneered a new category of cloud-based software,” the Company has revised the disclosure on page 1 and the corresponding statements on pages 47, 68 and F-9. The Company is supplementally providing to the Staff support for the modified statement. Each source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus. These supplemental materials are included as Attachment A to the copy of this letter that is being transmitted by overnight courier.

With respect to the statement on page 3 regarding the Company’s claim that “HMOs have not successfully managed costs,” the Company has revised the disclosure on page 3. The Company is supplementally providing to the Staff support for the modified statement. The source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus. These supplemental materials are included as Attachment B to the copy of this letter that is being transmitted by overnight courier.

With respect to the statement on page 3 that the Company’s “total available market is greater than $5 billion”: the Company has revised the disclosure on page 3 (and the corresponding disclosure on page 72) to explain that the estimate of total available market was based on an estimate of the number of people who rely on health care funded by employers who self-insure and the Company’s estimate of the potential fee opportunity for the Company’s current products.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Specifically, under the Company’s current business and pricing model, the amount that enterprise customers pay the Company for access to the Company’s Enterprise Health Care Cloud offering is based on (i) the number of employees and their families (“members”) enrolled in the customer’s health plan and (ii) the specific applications and modules within the Enterprise Health Care Cloud offering that the customer elects to purchase. Therefore, in order to estimate total available market, the Company first estimated the total number of members who are enrolled in health plans funded by employers that have elected to self-insure (and therefore represent potential customers for the Company’s current offering), based on the statistics provided by the Kaiser Family Foundation regarding the number of people who rely on health care funded by an employer and statistics regarding the number of employees who are covered by health plans by employers that self-insure, which are referenced on pages 70 and 71. The Company then multiplied the estimated total number of eligible members by the potential fee opportunity (on a per member, per year basis) for the Company’s current applications and modules. This calculation yields a result in excess of $10 billion, which the Company reduced by approximately 50% to conservatively estimate a total available market of more than $5 billion.

6.	Please disclose your net losses for the last two fiscal years as well as your accumulated deficit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 69.

Industry Background, page 2

7.	Please tell us where in the supplemental materials you presented to the staff you provide support for the statement on page 3 that “94% of U.S. employers with more than 5,000 employees elected to self-insure.”

The Company has revised this statement on page 3 and the corresponding statement on page 71. The Company is supplementally providing to the Staff support for the modified statement. The source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus. These supplemental materials are included as Attachment C to the copy of this letter that is being transmitted by overnight courier.

The Offering, page 8

8.	In the seventh bullet point on page 9, you state that the information in the prospectus assumes a one-for-one exchange of Class B for Class A common. Further, in the risk factor at the bottom of page 32 you refer to restricted outstanding shares of Class B common stock. You state in the first sentence on this page that there is no Class B common outstanding. Please advise.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

The Company respectfully advises the Staff that as of the date of this letter, there are no shares of Class B common stock outstanding, as all outstanding shares of Class B common stock were exchanged for shares of Class A common stock pursuant to an amendment to the Company’s certificate of incorporation filed on December 30, 2013. In response to the Staff’s comment, and to clarify that no shares of Class B common stock are currently outstanding, the Company have revised its disclosure on page 34.

Risk Factors, page 12

Our ability to deliver our full offering to customers…, page 16

9.	In the body of the prospectus at a page that you cross-reference, please disclose the nature of the agreement not to provide services to most customers of UnitedHealth Group until 2015 and discuss the reasons for entering into the agreement. We note that United Healthcare Group is included as one of your competitors on page 79.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to clarify and explain the nature of the agreement, and the Company’s reasons for entering into such agreement. The Company believes that this agreement illustrates the kinds of terms that may occasionally appear in agreements under which the Company obtains access to data managed by health plans and other third parties, and therefore the disclosure is appropriate to include in the risk factor on pages 17 and 18. However, the exclusivity provision in the agreement is limited in scope and duration, and pertains to a customer group (customers of UnitedHealth Group, Inc.) that the Company is not currently targeting and which does not materially impact the Company’s growth prospects during the term of the provision, therefore the Company does not believe that further description of or cross-reference to the agreement is necessary in the body of the prospectus.

Industry and Market Data, page 38

10.	Regarding the industry publications you list on page 38, please tell us whether any of the publications were prepared for your company or for the offering. In addition, please provide us with supplemental copies of the reports you list in numbers (3) and (11) as they do not appear to have been included in the reports you provided on a supplemental basis. Mark the copies appropriately to designate the portions you rely upon in making the statements in the prospectus.

The Company respectfully advises the Staff that it did not commission any of the third-party studies referenced in the Registration Statement. In addition, the Company respectfully advises the Staff that it did not rely upon any of the reports listed in numbers (3) and (11) in the draft Registration Statement and has revised page 39 to delete these reports from the list.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

11.	Some of the reports upon which you rely are from 2008, 2010, and 2011. Please clarify the significance of this historical data to contemporary market conditions.

In response to the Staff’s comment, the Company has updated the 2010 Commonwealth of Massachusetts Report listed as (1) on page 39, deleted the 2011 Leapfrog Group Report, added a recent report by the New England Journal of Medicine, and revised its disclosure on pages 39 and 70 accordingly. The Company is supplementally providing to the Staff support for the revised disclosures. Each source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus. These supplemental materials are included as Attachment D to the copy of this letter that is being transmitted by overnight courier.

With respect to the 2008 Update on Consumers’ Views of Patient Safety and Quality Information (the “2008 Kaiser Study”), published by the Kaiser Family Foundation, the Company respectfully advises the Staff that the 2008 Kaiser study provides the most current published data that the Company is aware of regarding the number of Americans that have seen and used information comparing the quality of health providers in the past year to make health care-related decisions. The Company further advises the Staff that the data presented in the 2008 Kaiser Study is still relevant to contemporary market conditions because the preliminary data presented at a June 2013 summit hosted by America’s Health Insurance Plans Institute indicated that patients used comparative quality information 5.5% of the time when selecting doctors and 7.6% of the time when selecting hospitals. The Company is also supplementally providing to the Staff the preliminary data that was presented at the June 2013 summit hosted by America’s Health Insurance Plans Institute. These supplemental materials are included as Attachment E to the copy of this letter that is being transmitted by overnight courier.

In addition, the Company has corrected the citation for its statement that “149 million people in the United States rely upon health care that is funded by an employer” on page 70 and page 39 has been revised to list this report as (7) and this report is being supplementally provided to the Staff as Attachment F to the copy of this letter that is being transmitted by overnight courier. The source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus.

Use of Proceeds, page 39

12.	We note your statement in the fourth paragraph that you have no commitments with respect to acquisitions or investments. Please confirm that you have no current plans or arrangements regarding proposed acquisitions or investments.

The Company confirms that it has no current plans or arrangements regarding proposed acquisitions or investments.

Dilution, page 42

13.	With respect to the table on page 43, it appears that the number of shares held by existing shareholders, the total cash consideration paid by them, and the average cash price paid by those holders is information that may not be excluded in reliance upon Rule 430A.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page 44.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

14.	We note your discussion in the last paragraph on page 75 regarding your different revenue streams within professional services. Please ensure that you provide a discussion of how each type of revenue is generated.

In response to the Staff’s comment, the Company has revised its disclosure on page 47 and 77.

15.	Please provide a discussion of the actions you are taking to address the increase in smaller customers, who are becoming a larger part of your customer base. In this regard, we note your disclosure in the first full paragraph on page 13 regarding automating implementations.

In response to the Staff’s comment, the Company has revised its disclosure on page 48.

Key Factors Affecting Our Performance, page 47

16.	You disclose in the paragraph below the bullet points on page 15 that employee engagement is used as a metric. Please discuss how you use this metric in assessing your business. Please describe what you mean by “employee engagement” and disclose how it is evaluated and measured.

The Company respectfully advises the Staff that the “employee engagement” metric on page 16 relates to a milestone to be achieved in certain of the Company’s contracts. While the payment of bonuses related to employee engagement can cause fluctuations in the Company’s quarterly results, it does not represent a significant amount of the Company’s revenues and is not considered one of the key factors the company focuses on in assessing its long-term performance. As a result, the Company does not believe further disclosure regarding employee engagement is necessary in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In response to the Staff’s comment, the Company has added disclosure on page 16 to describe the meaning of employee engagement.

Backlog, page 57

17.	You state that you expect to fulfill a majority of the backlog after 2014. Please provide a specific number or range of the portion that is not expected to be filled in the current year.

The Company respectfully submits that the current disclosure satisfies the requirements of Regulation S-K as it provides “an indication of the portion [of the Company’s backlog] not reasonably expected to be filled within the current fiscal year” as required by Item 101(c)(1)(viii) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

The Company has estimated that a majority of its backlog will be fulfilled after 2014 based on the fact that its customer contracts typically have a three year term and most of its backlog was a result of customer contracts that were signed in 2013. However, we respectfully advise the Staff that because the timing of backlog fulfillment is subject to uncertainty and not entirely within the Company’s control, the Company cannot reasonably provide a more precise estimate of the specific number or range of the portion of backlog expected to be filled in the current year.

Most notably, the Company does not convert backlog into subscription revenue for a customer until the implementation process is complete and the customer’s applications are ready to be launched to employees. As disclosed on page 49 (Key Factors Affecting Our Performance) and page 19 (Risk Factors), the length of implementation cycles may vary between three to 12 months and is subject to significant risks and uncertainties, which could have a material impact on the proportion of total backlog that the Company recognizes as revenue in the current year.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 61

18.	We note that you have provided certain information regarding stock options granted from January 1, 2013 through September 30, 2013. Revise to include information regarding all stock-based instruments granted for the entire twelve-month period preceding, and the period subsequent to, the most recent balance sheet date. Please continue to update your disclosures through the effective date of the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 65 to add all stock-based instruments granted from October 1, 2012 through December 31, 2012. In addition, the Company respectfully advises the Staff that it will also revise its disclosures to include all stock-based instruments granted from October, 2013 through December 31, 2013 and the period subsequent to December 31, 2013 in a subsequent amendment to the Registration Statement that will include the financial statements as of December 31, 2013.

19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

The Company respectfully advises the Staff that it held its organizational meeting with the underwriters for the confidential submission on November 12, 2013. While the underwriters have provided the Company with their views of the Company’s business, including how the underwriters would position the Company for an offering, and valuation methodologies and analyses of comparable companies, the underwriters did not provide, and have not yet provided, the Company with any estimated price range for the Company’s proposed offering.

The Company and the underwriters have not yet determined a price range for this offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the information and will reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of our IPO offering range.

Business, page 66

20.	On page 18, you reference customers responsible for ten percent or more of your revenues. We also note the disclosure on page F-15. Please disclose the name of the customers contributing in excess of ten percent of your revenues and state the percentages they contributed, or provide reasonably detailed, customer-specific explanations of why the loss of applicable customers would not have a material adverse effect on you.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 and 78. The Company also respectfully advises the Staff that while the Administrative Committee of the Wal-Mart Stores, Inc., Associates’ Health and Welfare Plan represented greater than 10% of the Company’s total revenue in 2013, the Company is confirming the exact percentage for 2013 and will update this disclosure in a subsequent amendment to the Registration Statement.

Overview, page 66

21.	Refer to the last paragraph in this section. Please explain with greater specificity how the factors you mention in the first sentence will allow you to “play a central role in dramatically improving the efficiency of the U.S. health care system.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 69.

Our Technology, page 77

22.	It appears that you may be substantially dependent on third party data centers. Please file your agreements with your primary external data centers or tell us why they are not required to be filed. In addition, discuss the material terms of these agreements and to the extent that the agreements with the anticipated replacement facilities are expected to vary significantly from your current agreements, summarize these anticipated differences and discuss their effects on your business.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

The Company respectfully advises the Staff that the agreements with service providers who operate the Company’s data centers are not required to be filed as exhibits to the Registration Statement because the agreements are not material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company advises the Staff that (1) the agreements are contracts that ordinarily accompany the kind of business conducted by the Company and (2) the Company is not substantially dependent on any one of its data center agreements. The Company currently has contracts with two service providers to operate its three data center facilities in Arizona, Colorado and Texas, and there is redundancy between/among facilities. In addition, other companies provide comparable offerings to those being provided to the Company and some of these companies have resources that are equal to or greater than those of the Company’s current service providers. In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those its receives from its current service providers, at a cost to the Company that is not materially higher than the cost incurred with its current service providers and without substantial disruption to the Company’s business. Pursuant to the current agreements, the service providers are not entitled to terminate their respective agreements prior to the expiration of their terms except for cause. If the Company were unable to renew the agreements following expiration of their respective terms, the Company believes that, while a transition of all traffic and data currently hosted by that service provider to an alternative service provider could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations.

The Company further advises the Staff that, as previously disclosed, the Company plans to transition all of their hardware to its current facilities in Colorado and Arizona. As a result of the transition, the Company will not be entering into new contracts for new replacement facilities but rather will terminate its contract with one service provider, while the second service provider will continue to provide hosting services under its existing contract. The Company has revised its disclosure on pages 25 and 26 accordingly.

The Company respectfully advises the Staff that the existing contract with such second service provider provides that (i) the initial term is 42 months (of which over nine months have elapsed), after which it will renew automatically in one-year increments and (ii) such service provider is not entitled to terminate their agreements prior to the expiration of their term except for cause. In addition, the contract contains standard provisions that are typical of hosting services agreements.

Competition, page 79

23.	Please tell us what consideration you gave to providing disclosure relating to both positive and negative factors with regard to your competitive position. Refer to Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 83 and 84.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Facilities, page 82

24.	We note from the agreement in exhibit 10.10 that your facilities are occupied through a sublease agreement. Please disclose. In addition, tell us whether there any material risks that should be disclosed as a result of the sublease agreement, such as incorporating the terms of the master lease that were negotiated by another party, the allocation of responsibilities between the parties, difference in notice requirements, and the like.

In response to the Staff’s comment, the Company has revised its disclosure on page 87. The Company respectfully advises the Staff that it does not believe there are material risks that should be disclosed as a result of the sublease agreement.

Principal Stockholders, page 102

25.	Your table on page 102 includes a column titled “Number of Shares Being Offered.” Please tell us whether you intend to register shares to be offered by selling shareholders. If so, revise your Registration Statement accordingly, including the table on the cover page to disclose the net proceeds to any selling shareholders.

The Company respectfully advises the Staff that it will not have any selling shareholders. Accordingly, the Company has revised its disclosure on page 108.

26.	Refer to footnote (14). You state that the individuals you disclose in the footnote share voting and investment control over the shares held by Oak Associates XII, LLC. The table, however, attributes beneficial ownership to Oak Investment Partners XII, L.P. Please clarify the relationship between these two entities and disclose the natural persons exercising the voting and dispositive power over the shares held by Oak Investment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and 109.

27.	In footnotes (10), (13), and (14) in this section, you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and 109.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Underwriting, page 121

28.	Please provide a concise summary of the “certain exceptions” that you mention in the penultimate paragraph on page 121. We are unable to locate the text that you cross-reference in the last paragraph on page 113.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 – 127. The Company will revise the disclosure further to disclose a summary of the exceptions applicable to the Company in a subsequent amendment to the Registration Statement.

29.	Please disclose whether the company or the underwriter intend to provide notice prior to the release or waiver of the 180-day lock-up period.

In response to the Staff’s comment, the Company has revised its disclosure on page 127.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Revenue, page F-13

30.	We note that deferred revenue consists of unearned revenue related to professional services, including communication services, and cloud-based subscription services. Revise to separately disclose the amount of deferred revenue related to each of your revenue streams. In addition, tell us what consideration you gave to disclosing the activity within your deferred revenue account. That is, tell us what consideration you gave to disclosing the additions and deductions to the account for each period presented. Refer to Question 1 of SAB Topic 13A4a.

In response to the Staff’s comment, the Company has revised its disclosure on page F-18. In addition, the Company respectfully advises the Staff it has considered Question 1 of SAB Topic 13A4a and does not believe this disclosure is required and also does not provide decision-useful information to the readers of the financial statements. The Company’s subscription and professional services contracts do not provide for refunds related to services performed, and all amounts billed or paid in advance of the Company delivering the respective services are recorded as deferred revenue. The Company has revised its revenue recognition disclosure accordingly on pages 59 and F-10.

Note 9. Fair Value Measurements, page F-18

31.	Revise to provide the disclosures in ASC 820-10-50-2bbb for the fair value measurements categorized as Level 2.

In response to the Staff’s comment, the Company has revised its disclosure on page F-19.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Exhibit Index

32.	Some of your exhibits do not appear to be complete and a confidential treatment request has not been submitted. For example, we note the last paragraph of exhibit 10.9 and the missing date in the first paragraph of exhibit 10.10. Please ensure that you file complete copies of your agreements.

The Company respectfully advises the Staff that the bracket in Exhibit 10.9 and the blank in Exhibit 10.10 appear in the final, executed copies of the documents in the Company’s records. The Company has reviewed its other exhibits and believes that they are complete and is submitting a confidential treatment request with respect to Exhibit 10.11 concurrently with the confidential submission of Draft No. 2.

* ** * * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

Fenwick & West LLP

cc: Giovanni M. Colella, Chief Executive Officer

       John C. Doyle, Chief Financial Officer

       Castlight Health, Inc.

       Gordon K. Davidson, Esq.

       Matthew Rossiter, Esq.

       Fenwick & West LLP

       Alex Bender

       Wendy Craig

       Ernst & Young LLP

       Eric C. Jensen, Esq.

       Charlie S. Kim, Esq.

       Andrew S. Williamson, Esq.

       Cooley LLP